Filed by Eagle Bulk Shipping Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Eagle Bulk Shipping Inc.

Commission File No.: 001-33831

Subject: Important Update on Eagle Bulk Shipping

Dear Valued Eagle Bulk Customers,

We are reaching out today to make you aware of an important and highly compelling transaction. As you may have seen, we entered into a definitive agreement to combine in an all-stock merger with Star Bulk Carriers Corp. (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes.

Our commitment to servicing Eagle Bulk’s existing customers remains steadfast, and this strategic transaction will not have any impact on our existing relationship. We believe the transaction will be highly complementary for both organizations due to the composition of our fleets, similar customer bases and parallel cultures of excellence, integrity and work ethic. The resulting combined company will boast a leading, diversified and fuel-efficient fleet of 169 owned vessels, including 37 Newcastlemaxes/Capesizes, 52 Post-Panamaxes/Kamsarmaxes/Panamaxes, and 80 Supramaxes/Ultramaxes.

The combined company’s substantially increased scale will create the largest U.S.-listed dry bulk shipping company, while helping generate increased value on the operating side of the business (commercial and technical) and improving our financing cost base for both debt and equity. Importantly, the transaction provides compelling value as it should provide you with benefits from our larger scale, increased operating efficiencies, deeper wealth of expertise, and enhanced pool of resources. We expect that the merger will close in the first half of 2024, subject to regulatory and shareholder approvals, and other customary closing conditions.

We have prepared the below FAQs that will serve to answer many of your questions, but should you have any additional inquiries or concerns, please feel free to reach out directly to our CCO Bo Westergaard at 203-276-8100 to discuss further.

Finally, this transaction would not be possible without the relationships—new and old—that we’ve developed with our valued customers. Thank you for your contributions in making Eagle Bulk one of the world’s premier dry bulk owners.

Best Regards,

Gary Vogel

Chief Executive Officer

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FAQs

•	What was announced today?

•

Eagle Bulk entered into a definitive merger agreement to combine in an all-stock merger on a Net Asset Value to Net asset Value (“NAV”) basis with a pro forma market capitalization of approximately $2.1 billion with Star Bulk Carriers Corp. (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes.

•

Eagle Bulk shareholders will receive 2.6211 shares of Star Bulk common stock for each share of Eagle Bulk common stock owned. This represents a total consideration of approximately $52.60 per share, a 17% premium based on Eagle Bulk’s closing share price of $44.85 on December 8, 2023.

•	Who is Star Bulk?

•

Star Bulk is a global dry bulk shipping company focusing on the transportation of dry bulk cargoes with 119 vessels from Newcastlemax to Supramax, providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in 2006 and has been listed on the Nasdaq Global Select Market under the symbol “SBLK” since 2007. They are a Marshall Islands corporation with offices in Athens, New York, Limassol, and Singapore. Its common stock trades on the Nasdaq under the ticker SBLK.

•	How will this acquisition impact my relationship with Eagle Bulk?

•

This will result in no changes whatsoever to our relationship or our day-to-day operations. Until the transaction closes, which we expect to occur in the first half of 2024, it remains business as usual with Eagle Bulk and Star Bulk continuing to operate as separate and distinct companies.

•	What is the value proposition to Eagle Bulk in this transaction?
•	This strategic transaction will create a global leader in dry bulk shipping with 169 vessels (including 2 newbuildings), across all the major vessel size segments.

•	The combined Ultramax/Supramax fleet will total 80 ships.

•	The merger will be highly complementary to both Eagle Bulk and Star Bulk for a number of reasons:

•

A Leading, Diversified Fleet of Scrubber-Fitted Vessels with Greater Scale. The combined company will be the largest U.S. listed dry bulk shipping company with a combined fleet of 169 owned-vessels on a fully delivered basis, 97% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”), ranging from Newcastlemax/Capesize to Supramax/Ultramax vessels and a global market presence.

•

Best-in-Class Technology-Driven Operations and Management. Both companies employ fully integrated ship management operations across commercial and technical management, and Star Bulk will leverage Eagle’s expertise in the Supramax/Ultramax sector to improve upon utilization and performance.

•

Strong Financial Profile and Capital Return Framework: The combined company is expected to have combined liquidity[1] of more than $420 million, as of September 30, 2023, and net leverage of approximately 37%[2]. Both companies expect to maintain their respective dividend policies until the transaction is completed. Following close, the combined company expects to maintain Star Bulk’s current dividend policy.

•

Significant Cost and Revenue Synergies. The transaction is expected to generate at least $50 million in annual cost and revenue synergies within 12-18 months following close through commercial operations integration and economies of scale, including reductions in general and administrative expenses.

•

More Attractive Investment Proposition: The combined company will have significantly increased pro forma market capitalization and expected trading liquidity in the dry bulk sector. With increased size and liquidity, the combined company expects to reduce its cost of capital.

•	When do you expect the transaction to close?

•	We anticipate the transaction will close in the first half of 2024, subject to shareholder approval and other customary closing conditions.

•	Will the company change its name as part of the transaction?

•	Following the completion of the merger, the combined company will operate as Star Bulk Carriers Corp. and will continue trading on the Nasdaq Global Select Market under the ticker symbol SBLK.

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Star Bulk Carriers Corp. (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle Bulk”). In connection with the proposed transaction, Star Bulk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Eagle Bulk that also constitutes a prospectus of Star Bulk. Star Bulk and Eagle Bulk may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle Bulk may file with the SEC. Investors and security holders of Star Bulk and Eagle Bulk are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC

[1]

Combined liquidity, which is a non-GAAP financial measure, is calculated by adding the amount of Star Bulk’s and Eagle’s cash and cash equivalents and undrawn revolver availability, in each case, as of September 30, 2023, as adjusted for cash expenditures by Star Bulk in connection with its repurchase of shares held by Oaktree, debt repayments, dividends, draw downs under bridge facilities and proceeds from vessel sales and equity raises, in each case, during the period between September 30, 2023 and December 8, 2023, as applicable.

[2]

Combined net leverage is calculated by dividing (a) the sum of Star Bulk’s and Eagle’s net debt by (b) the sum of Star Bulk’s and Eagle’s gross asset value. Net debt, which is a non-GAAP financial measure, is calculated as debt less cash and cash equivalents, in each case, as of September 30, 2023. Gross asset value, which is a non-GAAP financial measure, is fleet valuation as per VesselValues on October 29, 2023.

carefully when they become available because they will contain important information about Star Bulk, Eagle Bulk, the transaction and related matters. Investors will be able to obtain free copies of the proxy statement/prospectus and Form F-4 (when available) and other documents filed with the SEC by Star Bulk and Eagle Bulk through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Star Bulk will be made available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of documents filed with the SEC by Eagle Bulk will be made available free of charge on Eagle Bulk’s investor relations website at https://ir.eagleships.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Bulk, Eagle Bulk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle Bulk securities in connection with the proposed transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form F-4 and proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by Star Bulk and Eagle Bulk. Information regarding Star Bulk’s directors and executive officers is available in “Part I. Item 6. Directors, Senior Management and Employees” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 7, 2023. Information regarding Eagle Bulk’s directors and executive officers is available in the sections entitled “Corporate Governance—The Board of Directors” and “Executive Officers” of Eagle Bulk’s proxy statement relating to its 2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents will be available free of charge from the sources indicated above.

Use of Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures as defined under SEC rules. These non-GAAP financial measures include and reflect managements’ current expectations and beliefs regarding the potential benefits of the proposed transaction. Star Bulk and Eagle believe that the presentation of these non-GAAP measures provides information that is useful to Star Bulk’s and Eagle’s shareholders. These non-GAAP measures should be considered in addition to, not as a substitute for, or superior to other measures of financial performance prepared in accordance with GAAP as more fully discussed in Star Bulk’s and Eagle’s respective financial statements and filings with the SEC. As used herein, “GAAP” refers to accounting principles generally accepted in the United States of America.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Star Bulk and Eagle Bulk have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Star Bulk’s, Eagle Bulk’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the proposed transaction. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the proposed transaction; uncertainties as to the approval of Eagle Bulk’s shareholders required in connection with the proposed transaction; uncertainties as to the approval and authorization by Eagle Bulk’s shareholders of the issuance of common stock of Eagle Bulk in connection with Eagle Bulk’s convertible notes; the possibility that a competing proposal will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the proposed transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; risks related to the proposed transaction diverting management’s attention from Star Bulk’s and Eagle Bulk’s ongoing business operations; the possibility that the expected synergies and value creation from the proposed transaction will not be realized, or will not be realized within the expected time period; risks related to Star Bulk’s ability to successfully integrate Eagle Bulk’s operations and employees; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that the anticipated tax treatment of the proposed transaction between Star Bulk and Eagle Bulk is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the proposed transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Star Bulk’s and Eagle Bulk’s filings with the SEC, including in “Part I. Item 3. Key Information D. Risk Factors” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, “Part I. Item 1A. Risk Factors” of Eagle Bulk’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated by the risks described in “Part II. Item 1A. Risk Factors” of Eagle Bulk’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, and Star Bulk’s subsequent current reports on Form 6-K. You can obtain copies of these documents free of charge from the sources indicated above. Neither Star Bulk nor Eagle Bulk undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.